Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF  01.838.723/0001-27

A Publicly Company

MINUTES OF THE 1ST ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: February 21 2008 at 2 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of board members. PRESIDING OFFICIALS: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS UNANIMOUSLY ADOPTED: in view of the financial settlement of the Public Offering for the Acquisition of Common Shares of Eleva Alimentos S.A. (“POS” and “Eleva”, respectively), to approve  the issue of 20,256,751 (twenty million, two hundred and fifty-six thousand, seven hundred and fifty-one) common, nominative, book entry shares, with no par value, which shall be paid in with the shares issued by Eleva (with the exception of those held by the Company) and attributed to the shareholders of  Eleva (with the exception of the Company) pursuant to the exchange ratio of 1 (one) new common share issued by the Company for every 1.74308855 common share issued by Eleva, pursuant to Article 5, Paragraph 1 of the Company’s Bylaws, at the issue price of R$45.00 (forty five) per share, resulting in the increase of capital stock, within the limit of the Company’s authorized capital, in the amount of R$911,553,795.00 (nine hundred and eleven million, five hundred and fifty-three thousand, and seven hundred and ninety-five), the capital stock increasing from R$2,533,489,000.00 (two billion, five hundred and thirty-three million, four hundred and eighty-nine thousand Reais), represented by 186,701,352 (one hundred and eighty-six million, seven hundred and one thousand, three hundred and fifty-two) shares, to R$3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand and seven hundred and ninety-five), represented by 206,958,103 (two hundred and six million, nine hundred and fifty-eight thousand and one hundred and three) shares, which shall have identical characteristics to the shares already in existence, being entitled to the same rights granted to the latter.

CONCLUSION: These minutes having been drafted, read and approved, were signed by those present.

NILDEMAR SECCHES	NEY ANTONIO FLORES SCHWARTZ
President	Secretary

FRANCISCO FERREIRA ALEXANDRE

JAIME HUGO PATALANO

LUÍS CARLOS FERNANDES AFONSO

MAURÍCIO NOVIS BOTELHO

MANOEL CORDEIRO SILVA FILHO

DÉCIO DA SILVA